# SEC Schedule 13G/A (Amendment No. 10) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Whirlpool Corporation, CIK 0000106640
CUSIP: 963320106
Title of class of securities: COM
Address of issuer's principal executive offices: 2000 North M-63, Benton Harbor, Michigan (MI), 49022
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001104659-06-046193
Filed by CIK 0000763212

## Reporting persons
- PRIMECAP MANAGEMENT CO/CA/: type of reporting person: investment adviser (IA); citizenship or place of organization: United States (X1); sole voting power 3,721,908; shared voting power 0; sole dispositive power 3,746,368; shared dispositive power 0; aggregate amount beneficially owned 3,746,368 (5.78% of the class)

## Item 1. Issuer
Name of issuer: Whirlpool Corporation
Address of issuer's principal executive offices:
2000 North M-63, Benton Harbor, MICHIGAN
49022

## Item 2. Person Filing
Name of person filing: PRIMECAP MANAGEMENT CO/CA/
Address of principal business office or, if none, residence:
177 EAST COLORADO BLVD.
11TH FLOOR
PASADENA, California
91105
Citizenship: PRIMECAP MANAGEMENT CO/CA/ - UNITED STATES

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 3,746,368
Percent of class: 5.78
Sole power to vote or to direct the vote: PRIMECAP MANAGEMENT CO/CA/ - 3,721,908
Shared power to vote or to direct the vote: PRIMECAP MANAGEMENT CO/CA/ - 0
Sole power to dispose or to direct the disposition: PRIMECAP MANAGEMENT CO/CA/ - 3,746,368
Shared power to dispose or to direct the disposition: PRIMECAP MANAGEMENT CO/CA/ - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- PRIMECAP MANAGEMENT CO/CA/: Jorge A. Rodriguez, Deputy Chief Compliance Officer (05/12/2026)